ALBERTA COMPLIANCE SERVICES INC.

SUPPL

February 26, 2002

02015914

SEC MAIL PROCESSING RECEIVED MAR 12 2002 366 D.C. SECTION

Securities & Exchange
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Globel Direct Inc.
File No. 82-5084

Please accept for filing the following documents that include information required to be made public:

1. Annual Information Form
2. Interim Financial Statements for the quarter ended November 30, 2001
3. BCSC Form 51-901F
4. News Release dated February 8, 2002
5. News Release dated February 15, 2002

PROCESSED
MAR 29 2002
P THOMSON FINANCIAL

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri VanHam

dlw 3/20

Sherri Van Ham
Associate
encl.

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
*Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com*

82-5084

ANNUAL INFORMATION FORM

For The Fiscal Year Ended
May 31, 2001

Globel Direct, *Inc.*

1324 - 36th Avenue N.E.
Calgary, Alberta
T2E 8S1

Dated: January 22, 2002

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Globel Direct, *Inc.*
Annual Information Form
For The Fiscal Year Ended
May 31, 2001

TABLE OF CONTENTS

GLOSSARY

Certain terms and abbreviations used in this Annual Information Form are defined below:

"CDNX" means the Canadian Venture Exchange Inc.;

"Common Share" or "Common Shares" means, respectively, one or more common shares in the capital of the Corporation;

"Corporation" or "Globel Direct" means Globel Direct, Inc.;

"Gateway" means Gateway Data Solutions Inc.;

"Globel E-Seminar" means Globel E-Seminar Inc.;

"Globel Enterprises" means Globel Enterprises Inc.;

"INET" means INET Communications Inc.;

"Innovative" means Innovative Communications Ltd.;

"Jones Direct" means Jones Direct Marketing Services Ltd.;

"RN" means RN Marketing Solutions Ltd.;

"Security" or "Security Mailing" means Security Mailing Inc.;

"Subsidiaries" means Innovative, Jones Direct, Globel E-Seminar and Security Mailing;

All dollar amounts in this document are in Canadian Dollars unless otherwise stated.

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CORPORATE STRUCTURE

Incorporation

Globel Direct, Inc. was incorporated as a private company under the name 756191 Alberta Inc. by Certificate of Incorporation issued pursuant to the provisions of the *Business Corporations Act* (Alberta) on September 25, 1997. The Articles of the Corporation were amended by a Certificate of Amendment issued on April 30, 1998 to remove the private company provisions and the restrictions on share transfers and to change the name of the Corporation to Globel Direct, Inc. The Articles of the Corporation were further amended by a Certificate of Amendment and Registration of Restated Articles issued on October 13, 1998 to create the Series "A" First Preferred Shares. The Articles of the Corporation were further amended by a Certificate of Amendment issued on December 8, 1999 to create the Series "A" Second Preferred Shares. Globel Direct amalgamated with Gateway Data Solutions Inc. and Globel Enterprises Inc. by Certificate of Amalgamation issued on December 20, 1999.

The head office is located at 1324 - 36 Avenue N.E., Calgary, Alberta T2E 8S1, and the registered office of the Corporation is located at Third Floor, 14505 Bannister Road, S.E., Calgary, Alberta, T2X 3J3.

Intercorporate Relationships

The Corporation has four wholly-owned subsidiaries, Security Mailing Inc., Innovative Communications Ltd., Jones Direct Marketing Services Ltd. and Globel E-Seminar Inc.

Security Mailing Inc. was incorporated under the laws of the Province of British Columbia on January 22, 1979. The head office is located at 160, 6631 Elmbidge Way, Richmond, British Columbia, V7C 4N1 and the registered office of Security Mailing is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7.

Innovative Communications Ltd. was incorporated under the laws of Alberta on January 30, 1991. The head office is located at 17811 - 116th Avenue, Edmonton, Alberta, T5S 2J2, and the registered office of Innovative is located at 3100, 324 - 8th Avenue S.W., Calgary, Alberta, T2P 2Z2.

Jones Direct Marketing Services Ltd. was incorporated under the laws of Ontario on May 31, 1993. The head office is located at Unit 7, 130 McLevin Avenue, Scarborough, Ontario, M1B 3R6 and the registered office of Jones Direct is located at Box 50, 1 First Canada Place, Toronto, Ontario M3X 1B8.

Globel E-Seminar Inc. was incorporated under the laws of Alberta on December 1, 2000. The head office is located at 1324-36 Avenue NE, Calgary, Alberta and the registered office of Globel E-Seminar is located at 1400, 350-7th Avenue SW, Calgary, Alberta, T2P 3N9.

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The following diagram shows the corporate structure for the Corporation:


GLOBEL DIRECT, INC.
100%
100%
100%
100%
SECURITY MAILING INC.
GLOBEL E-SEMINAR INC.
INNOVATIVE COMMUNICATIONS LTD.
JONES DIRECT MARKETING SERVICES LTD.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Globel Direct was originally organized as a Junior Capital Pool pursuant to Alberta Securities Commission ("ASC") Rule 46-501 and The Alberta Stock Exchange ("ASE") Circular No. 7. Its Common Shares were listed and posted for trading on the ASE on July 17, 1998. On October 16, 1998 the Corporation completed the acquisition of Security Mailing Inc., a direct marketing services provider located in Vancouver, British Columbia. On March 29, 1999, Globel Direct completed the acquisition of Gateway Data Solutions Inc., a computer document output, systems programming company in Calgary, Alberta. On June 10, 1999, Globel Direct completed the acquisition of Innovative Communications Ltd. and completed the acquisition of all the assets of RN Marketing Services Ltd., both of which are direct marketing distribution services providers located in Edmonton, Alberta. On December 20, 1999, Globel Direct completed the acquisition of Globel Enterprises Inc., a direct marketing services provider located in Calgary, and concurrently amalgamated the legal entities of Globel Direct with Globel Enterprises Inc. and Gateway Data Solutions Ltd. On August 1, 2000, Globel Direct completed the acquisition of Jones Direct Marketing Services Ltd., a direct marketing services provider located in Scarborough, Ontario. On January 4, 2001 Globel Direct acquired the operating assets of INET Communications Inc., and e-learning company, in Calgary, Alberta, which were subsequently rolled into the wholly owned subsidiary Globel E-Seminar Inc. See "Significant Acquisitions and Significant Dispositions" below.

Globel Direct was formed to pursue a two-part growth strategy to become one of Canada's leading providers of knowledge based direct-to-customer communications solutions. Firstly, to grow from internally developed projects and sales derived from existing customers. Globel Direct's mandate is to pursue the in-house development of new technology and implementation of new services to market to its existing customers. Secondly, to grow through acquisition.

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Significant Acquisitions and Significant Dispositions

Acquisitions

1. Jones Direct Marketing Services Ltd.

On August 1, 2000, Globel Direct completed the arm's length acquisition of all of the issued and outstanding shares of Jones Direct of Scarborough, Ontario pursuant to the terms of a Security Purchase Agreement dated July 28, 2000 between Globel Direct and all of the security holders of Jones Direct, being John (Jack) Nelson Jones, Jane Elizabeth Jones, Jennifer Anne Stadtke, and Susan Jane Holman. The total purchase price of $3,790,000 was paid in cash, with $3,000,000 being financed through a convertible debenture with RoyNat Capital Inc.

Jones Direct reported annual revenues for the year ended May 31, 2000 of $10.2 million and brought with it capital assets valued at $3.3 million. Jones Direct contributed approximately $10 million to the Corporation's consolidated revenues for the fiscal year 2001.

Jones Direct is a greater Toronto area-based marketing services company which has over 21 years of profitable operating history. As an ISO certified company, Jones Direct's customers include major Canadian and international companies in banking and financial services, communications and computer services, the auto industry and the advertising community.

Jones Direct operates out of a 100,000 square foot facility in Scarborough, Ontario, and employs over 125 full time employees.

2. INET Communications Inc.

On January 4, 2001, the Corporation completed the arm's length acquisition of the operating assets and business of INET for a total purchase price of $504,000. The purchase price was satisfied through the issuance of 360,000 Common Shares at a value of $1.00 per share and cash in the amount of $144,000 paid out of working capital. INET was a start-up e-learning company which had no operating revenues, its primary asset being an interactive e-learning platform. Accordingly, this acquisition of intellectual capital enhanced the Corporation's E-business product line (see "Narrative Description of the Business" below). These assets were rolled into a wholly owned subsidiary Globel E-Seminar Inc. on acquisition. Globel E-Seminar Inc. operates out of the Corporation's Calgary facility and employs 6 full time employees.

Dispositions

Globel Direct did not complete any significant dispositions during the year ended May 31, 2001.

NARRATIVE DESCRIPTION OF THE BUSINESS

General

The Corporation, through its wholly owned Subsidiaries, Security Mailing, Jones Direct, Globel E-Seminar and Innovative, has operations in Vancouver, British Columbia, Calgary, Alberta, Edmonton, Alberta and Toronto, Ontario which businesses have been in operation for 12, 30, 1 and 21 years respectively. Management contends that Globel Direct is the only provider of knowledge based communication solutions that operates from four geographic locations and as such is considered national. All of the operations operate under the name Globel Direct. These plants are equipped with machinery to handle the fast-turn requirements of the local print and mail trades for assembling and warehousing customers' orders to be forwarded to Canada Post and/or foreign postal services for delivery, and as a base for sales personnel covering the respective territories and smaller markets located between major centres. The Corporation has expanded the facilities in Western Canada to increase capacity and consolidate operations to provide operating efficiencies. The increased capacity in these centres will allow for fast-turn production procedures to ensure the demand for more timely job completion is met.

Current Services Provided

Globel Direct provides a variety of technology driven computer output and document management services for its customers based upon their specific needs. The Corporation's current services include the following:

1. Commercial Communications – computer output and management of time critical documents

Globel Direct converts electronic data streams received from its customers into customized documents such as utility statements, credit card statements, invoices, payroll reports, credit union statements and management reports. The Corporation develops specialized systems and software to provide, among other things, customized formatting of output (ie. format), cost effective delivery (post, fax, internet), intelligent insertion (ie. folding and stuffing), selective distribution and quality control.

2. Direct Marketing – production of direct marketing messages

In order to know more about the customer, companies collect information which Globel Direct utilizes to produce know ledged based messages unique to the end customer. Loyalty programs (where consumers collect reward points) are being developed and implemented by a broad range of companies including the airlines, telecommunications companies, financial institutions, retail establishments and the local grocery store. Globel Direct receives output from this data and produces statements that advise the consumer of the issuance and collection of such rewards, as well as encourage further use of the program.

3. Fulfilment and Call Centre Services

As companies increase direct-to-customer selling, they require an infrastructure that can receive orders and fulfil the product or literature being ordered. Globel Direct provides such services and is targeting companies that are selling their products through virtual stores, whether through traditional mail order or internet sites.

Customer service and brochure fulfilment also form part of this market. Almost all major companies have in-house or out-source call centres that field customer calls that require the assembly and delivery of a follow-up package. As companies become more focussed on their core business, they are turning to service providers to manage their call centre and/or call centre support services. Globel Direct provides such services and is looking to increase its exposure to such activities.

4. New Media

Globel Direct's New Media division "eWorks," focuses on the utilization of new and emerging technologies for direct marketing, learning and communications activities. Fundamentally, New Media products and services consist of the "electrification of process" of long-standing direct marketing and corporate communications practices:

- eSurvey
- eResponse (electronic business reply cards/envelopes)
- Electronic Bill Presentment and Payment
- Broadcast and Point-to-Point Fax
- Broadcast and Point-to-Point eMail
- eCommunications Centres
- eLearning
- Internet Based Data Entry
- eCommerce Fulfillment
- Electronic Document Archival and Retrieval
- Internet Based Project Reporting
- eCoupons / Electronic Contest Admin.

Under development are new initiatives that include products and services such as:

- eMail Management Systems
- Internet Readiness Verification (Webspecs)

The eWorks business model is based on the potential to save the Corporation's clients both time and cost, in the context of providing a seamless integration of the traditional and technology.

Competitive Conditions

The Corporation operates in 4 geographic areas: Calgary, Vancouver, Edmonton and Toronto and as such considers itself to be a national player. The Corporation has achieved ISO certification in all of its facilities. There is no other competitor business in Canada that currently offers all of the same services as Globel on a national level.

Number of Employees

As at May 31, 2001, the Corporation, on a consolidated basis, had 427 fully time employees.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following information sets forth selected audited financial information of the Corporation as of the end of each of the three (3) years up to the period ended May 31, 2001.

Year Ended May 31	2001	2000	1999
Net Sales (or Total Revenues)	33,377,454	19,626,397	12,012,923
Income (EBITDA)	2,787,479	782,053	999,414
Income per Share (EBITDA)	0.17	0.05	0.09
Net Earnings (Loss)	233,460	284,751	149,260
Earnings (Loss) per Share	0.17	0.02	0.01
Total Assets	17,870,767	9,319,072	7,055,085
Long Term Debt and other Financial Liabilities	10,940,339	5,671,799	5,247,623
Shareholder's Equity	6,930,428	3,647,273	1,807,462

Selected Quarterly Financial Information

	2001				2000			1999
	Aug. 31	May 31	Feb 28	Nov. 30	Aug. 31	May 31	Feb. 28	Nov. 30
Total Revenue	6,250,804	8,112,788	8,072,181	9,607,261	7,585,224	3,963,850	5,404,082	6,470,004
Net Loss (Earnings)	(106,143)	(95,468)	7,018	92,278	229,632	(732,216)	220,002	250,658
Per Share	(0.01)	(0.01)	0	0.01	0.01	(0.05)	0.01	0.02
Total Assets	15,158,080	17,870,767	16,698,514	17,283,498	14,706,634	9,319,072	9,624,793	9,654,467

The Corporation has not paid any dividends on its Common Shares and has no dividend policy with respect to payment of dividends.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Please refer to Page 28 and 29 of the Corporation's Annual Report.

MARKET FOR SECURITIES

Globel Direct's Common Shares are listed and posted for trading on CDNX under the symbol GDi.

82-5084

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

The following table sets out the name and municipality of residence of each of the directors and officers of the Corporation, their positions and offices held in the Corporation, their principal occupation at present and during the preceding five years, and the number of shares of the Corporation that that person has advised are beneficially owned by him or her, directly or indirectly, or over which control or direction is exercised, as of the date of this Annual Information Form.

Name, Municipality of Residence, Position Held and date first became a director (if applicable)	Principal Occupation During the Past 5 Years	Common Shares Beneficially Owned and/or Controlled (2)
James R. Richardson (1) Calgary, AB President, CEO and Director February, 1998	President and Chief Executive Officer of the Corporation since February, 1998. President of Crystal Capital Inc., a private consulting company, since 1992. Secretary-Treasurer of Security Mailing since 1996. President of Globel Enterprises from 1992 to December, 1999. President of Innovative since June, 1999, and Secretary of Gateway from March, 1999 to December, 1999.	2,409,534(3)
Leslie R. Byle, CGA Calgary, AB CFO and Secretary-Treasurer	Chief Financial Officer and Secretary-Treasurer of the Corporation since February, 1998. Vice-President, Finance of Gateway from March, 1999 to December, 1999. Controller for Globel Enterprises from 1997 to December, 1999. Controller for Tirol Group of Companies, Tilley, AB., a private company in the agricultural business, from 1996 to 1997.	57,366
Sandi K. Gilbert Calgary, AB Vice-President, Strategy	Vice-President, Strategy of the Corporation since February, 1998. Vice-President of Globel Enterprises from 1993 to December, 1999. President of Security Mailing since 1996.	1,033,852
Edwin M. Gades Calgary, AB Vice-President, Business	Vice-President, Business Development of the Corporation since February, 1999. President of Gateway and predecessor companies from 1994 to December, 1999.	222,125

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Name, Municipality of Residence, Position Held and date first became a director (if applicable)	Principal Occupation During the Past 5 Years	Common Shares Beneficially Owned and/or Controlled [(2)]
Patrick J. McFall Calgary, AB Vice-President, Ideas and New Media	Vice-President, Ideas and New Media of the Corporation since July, 2000. Group Marketing Director of Advanstare Communications Inc., a publishing and trade show company, from July, 1999 to July, 2000. Marketing and Circulation Manger, Autoweek of Crain Communications Inc., a business to business publishing company, from September, 1996 to June, 1999.	2,500
Karly D. Black Calgary, AB Vice-President, Client Relations February, 1998	Vice-President, Client Relations of the Corporation since September, 2000. Managing Director of Security Mailing from August, 1998 to August, 2000. Senior Account Manager for Globel Enterprises from January, 1997 to July, 1998. Client Service Specialist for Globel Enterprises from May, 1995 to December, 1996.	31,700
R. David Webster[(1)] Calgary, AB Director February, 1998	Senior Vice-President of Corrpro Canada, Inc., a wholly-owned subsidiary of Corrpro Companies, Inc. (a publicly traded engineering company on the NYSE), from 1993 to present.	899,352
Daryl H. Gilbert [(1)] Calgary, AB Director February, 1998	Currently President and CEO of Gilbert Lausten Jung Associates Ltd., a private oil & gas reservoir engineering company, which company Mr. Gilbert joined in 1979. Director of Applied Terravision Systems Ltd., (a publicly traded software company on CDNX) since 1997.	164,000

Notes:
(1) Members of the Audit Committee.
(2) Does not include Common Shares obtainable upon the exercise of options.
(3) Also includes 47,619 Common Shares beneficially held by Mr. Richardson as a 33.3% owner of CDR Centre Ltd.

The directors and officers of the Corporation, as a group, beneficially own or control, directly or indirectly, 4,820,429 or 28% of the issued and outstanding Common Shares.

Conflicts of Interest

Directors and officers of the Corporation may serve as directors or officers of, or have significant shareholdings in other companies, or be or become engaged in business and activities in "print to mail"

processing services and/or other fields, on their own behalf and on behalf of other companies and entities. To the extent that such other companies or entities may participate in ventures in which the Corporation may participate, the directors or officers of the Corporation may have a conflict of interest. Conflicts of interest, if any, will be subject to the procedures and remedies under the *Business Corporations Act* (Alberta).

ADDITIONAL INFORMATION

Undertaking

The Corporation will provide to any person, upon request to the Secretary of the Corporation at its corporate head office:

- one copy of this Annual Information Form, together with one copy of any document or the pertinent pages of such documents incorporated by reference herein;
- one copy of the Corporation's comparative financial statements for its most recently completed financial year, together with the accompanying reports of the auditor, and one copy of the most recent interim financial statements of the Corporation that have been filed subsequent to the financial statements for the most recently completed financial year;
- one copy of the Information Circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors.

The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

Information Circular

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation's Information Circular for the annual meeting held in Calgary, Alberta, on December 12, 2000. Additional financial information is provided in the Corporation's comparative financial statements for its most recently completed financial year, and a copy of such documents may be obtained upon request from the Corporation's secretary at its corporate head office.

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FORM 51-901F

Quarterly Report

Incorporated as part of:	X	Schedule A
		Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER:	Globel Direct, inc.
ISSUER ADDRESS:	1324 – 36 Ave Calgary, Alberta T2E 8S1
ISSUER PHONE:	403-531-6550
ISSUER FAX:	403-531-6560
CONTACT PERSON:	Leslie Byle
CONTACT'S POSITION:	Chief Financial Officer
CONTACT PHONE NUMBER:	403-531-6572
FOR QUARTER ENDED:	November 30, 2001
DATE OF REPORT:	January 29, 2002
CONTACT EMAIL ADDRESS:	lbyle@globel.ca
WEB SITE ADDRESS:	www.globel.ca

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

J.R. Richardson	"J.R. Richardson"	January 29, 2002
NAME OF DIRECTOR		DATED
Daryl Gilbert	"Daryl Gilbert"	January 29, 2002
NAME OF DIRECTOR		DATED

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GLOBEL DIRECT, INC.
Consolidated Statement of Income
(unaudited)

	3 months ended November 30 2001	3 months ended November 30 2000	6 months ended November 30 2001	6 months ended November 30 2000
REVENUES				
Revenues from operations	$ 5,828,535	$ 9,503,268	$ 12,070,870	$ 16,949,621
Administrative and sundry income	11,168	103,993	19,637	242,864
Total revenues	$ 5,839,703	$ 9,607,261	$ 12,090,507	$ 17,192,485
EXPENSES				
Production	$ 3,916,485	$ 5,828,077	$ 7,727,990	$ 10,310,762
Administration	1,564,547	2,001,729	3,354,340	3,655,828
Selling & Marketing	682,821	937,306	1,280,093	1,612,188
Total expenses	$ 6,163,853	$ 8,767,112	$ 12,362,423	$ 15,578,778
EBITDA	$ (324,150)	$ 840,149	$ (271,916)	$ 1,613,707
Bank charges & Interest expense	181,728	89,502	285,259	193,485
Amortization expenses	346,536	564,468	655,612	823,703
Earnings before taxes	$ (852,414)	$ 186,179	$ (1,212,787)	$ 596,519
Income taxes	(378,070)	115,417	(632,300)	303,297
Net earnings (loss)	$ (474,344)	$ 70,762	$ (580,487)	$ 293,222
Retained Earnings Opening	627,717	852,215	761,325	725,589
Less:				
Change in method of accounting for income tax	-	-	-	(66,291)
Excess of redemption amount over std value of pref shares	(15,432)	(15,284)	(23,148)	(30,568)
Accretion on equity component of convertible debenture net of tax effect of $31796	(19,749)	(42,777)	(39,498)	(57,036)
Retained Earnings Ending	$ 118,192	$ 864,916	$ 118,192	$ 864,916
Earnings per share (note 3 c)	$ (0.03)	$ 0.00	$ (0.03)	$ 0.02
EBITDA per share	$ (0.02)	$ 0.05	$ (0.02)	$ 0.10
Revenue per share	$ 0.34	$ 0.59	$ 0.71	$ 1.06

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GLOBEL DIRECT, INC.
Consolidated Balance Sheets
(unaudited)

	Fiscal Period ended November 30 2001	May 31 2001
ASSETS		
Current Assets		
Accounts receivable	$ 4,492,302	$ 7,775,150
Inventory	813,813	928,706
Deposits and prepaid expenses	1,981,515	596,538
Total Current Assets	$ 7,287,630	$ 9,300,394
Capital assets	4,978,299	5,367,479
Investments at cost	24,471	24,471
Goodwill and intangible assets	3,178,423	3,178,423
Total Assets	$ 15,468,823	$ 17,870,767
LIABILITIES		
Current Liabilities		
Bank indebtedness (operating loan)	2,482,216	3,072,672
Trade accounts payable	1,571,660	4,661,922
Other Payables & accrued liabilities	3,533,508	1,260,694
Total current before longterm debt/capital leases	$ 7,587,384	$ 8,995,288
Current portion - longterm debt/capital leases	251,666	350,701
Total Current Liabilities	$ 7,839,050	$ 9,345,989
Long term debt	429,200	548,000
Debt component of conv debenture	357,338	432,350
Future Income taxes	527,454	614,000
Total Liabilities	$ 9,153,042	$ 10,940,339
SHAREHOLDERS' EQUITY		
Share capital	3,644,957	3,666,163
Roynat Convertible Debenture	2,552,632	2,502,940
Retained earnings	118,192	761,325
Total Shareholders' Equity	$ 6,315,781	$ 6,930,428
Total Liabilities & Equity	$ 15,468,823	$ 17,870,767

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GLOBEL DIRECT, INC.
Consolidated Cash Flow Statements
(unaudited)

	3 months ended November 30		6 months ended November 30	
	2001	**2000**	**2001**	**2000**
OPERATING ACTIVITIES				
Net income (loss)	$ **(474,344)**	$ 99,449	$ **(580,487)**	$ 321,910
Depreciation, amortization	**346,536**	564,468	**655,612**	823,703
Future income tax	**(20,327)**	(61,623)	**(86,546)**	(104,896)
Interest accretion on convertible debt	**28,084**	28,084	**56,168**	35,256
Net change in non-cash working capital	**859,442**	(2,260,106)	**1,195,316**	(968,536)
Cash provided from operating activities	$ **739,391**	$ (1,629,728)	$ **1,240,063**	$ 107,437
FINANCING ACTIVITIES				
Repayment of long-term debt	$ **(106,074)**	$ (120,695)	$ **(217,835)**	$ (255,200)
Issue of shares (net)	**-**	(12,419)	**2,887**	50,781
New convertible debenture/debt financing	**-**	-	**-**	3,000,000
Proceeds from (repayment of) operating loan		2,500,000		2,500,000
Convertible debenture issue costs		-		(89,650)
Redemption of preferred shares	**(31,494)**	(31,494)	**(47,241)**	(62,988)
Cash interest payments on convertible debenture	**(60,493)**	(60,493)	**(120,986)**	(79,430)
Cash provided from financing activities	$ **(198,061)**	$ 2,274,899	$ **(383,175)**	$ 5,063,513
INVESTING ACTIVITIES				
Purchase of shares of Jones Direct	$ **-**	$ -	$ **-**	$ (3,591,711)
Purchase of Globel.com Domain Name	**-**	-	**(11,460)**	-
		-		-
Purchase of capital assets	**(139,466)**	(74,956)	**(254,972)**	(326,548)
Cash used in investing activities	$ **(139,466)**	$ (74,956)	$ **(266,432)**	$ (3,918,259)
Decrease (increase in bank indebtedness)	$ **401,864**	$ 570,215	$ **590,456**	$ 1,252,691
Cash and short term investments, beginning of period	$ **(384,080)**	$ 126,420	$ **(572,672)**	$ (556,056)
Cash and short term investments, end of period	$ **17,784**	$ 696,635	$ **17,784**	$ 696,635

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Notes to Consolidated Financial Statements
For period of six months ended November 30, 2001 (unaudited)

1. Basis of Presentation

These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. The same policies as described in the latest annual report have been used, with the exception of the change in accounting policy described in note 2. However, these consolidated financial statement do not include all disclosures required under generally accepted accounting principles and accordingly should be read in connection with the consolidated financial statements and the notes thereto included in the Corporation's latest Annual report.

2. Significant Accounting policies

In the first quarter, the Corporation has adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") concerning goodwill. The Corporation no longer amortizes its goodwill; but rather will test for impairment at the reporting unit level on an annual basis.

3. Share Capital

a. Authorized:

Unlimited number of Common voting shares
Unlimited number of First Preferred shares, issuable in series
Unlimited number of Second Preferred shares, issuable in series

b. Issued:

	Number of Shares	Amount
Balance , May 31, 2001	17,154,554	\$3,666,163
Balance, Nov 30, 2001	17,122,313	\$3,644,957

c. Earnings per share is calculated based on the weighted average number of Common shares outstanding during the year of 16,943,870 (2000 – 16,242,236). Diluted earnings per share have not been presented as they are not materially dilutive.

4. Bank Indebtedness

The Corporation has a credit facility to a maximum of \$2,500,000 bearing interest at prime plus 0.75% due on demand with the Toronto Dominion Bank ("TD"). In support of the credit facility TD has a General Security Agreement in first position on

account receivables and inventory against the Corporation, ICL, SMI and JDMSL, and a second charge on capital assets. TD also has been provided with unlimited guarantees from SMI, ICL, and JDMSL. Under the terms of the credit facility, the Corporation must meet certain financial covenants. As at November 30, 2001, the Corporation is in violation of the working capital covenant. Recourse action to be taken by TD, if any is not determinable at the date of issuance of these financial statements.

5. Revision of 2001 Quarterly Financial Statements

The 2001 fiscal year quarterly financial statements, as previously issued have been revised. At it's fiscal year ended May 31, 2001, the Corporation revised it's method of accounting for it's convertible debenture to properly reflect the terms of the debenture as a compound financial instrument and its acquisition of Jones Direct Marketing Services Ltd to include all costs associated with the acquisition. The comparative figures for the second quarter ended November 30, 2000 have been restated to reflect the following adjustments: The convertible debenture previously recognized as equity of $3,000,000 has been allocated to debt of $550,000 and equity of $2,450,000 to properly reflect the terms of the debenture. Interest expense has been increased by $28,688, accretion on the equity portion of the convertible debenture of $57,036 (net of tax) was realized and closing retained earnings were reduced to $864,916. The Jones acquisition price was increased to $3,591,711 to include costs associated with the purchase that had not been previously recorded. As a result, capital assets were increased to $5,769,656 and changes to non-cash working capital for the period was revised to $968,536.

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FORM 51-901F

Quarterly Report

Incorporated as part of:	________ Schedule A
	X Schedules B & C
ISSUER DETAILS:	
NAME OF ISSUER:	Globel Direct, inc.
ISSUER ADDRESS:	1324 – 36 Ave Calgary, Alberta T2E 8S1
ISSUER PHONE:	403-531-6550
ISSUER FAX:	403-531-6560
CONTACT PERSON:	Leslie Byle
CONTACT'S POSITION:	Chief Financial Officer
CONTACT PHONE NUMBER:	403-531-6572
FOR QUARTER ENDED:	November 30, 2001
DATE OF REPORT:	January 29, 2002
CONTACT EMAIL ADDRESS:	lbyle@globel.ca
WEB SITE ADDRESS:	www.globel.ca

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

J.R. Richardson	"J.R. Richardson"	January 29, 2002
NAME OF DIRECTOR		DATED
Daryl Gilbert	"Daryl Gilbert"	January 29, 2002
NAME OF DIRECTOR		DATED

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Schedule B – Supplementary Information

Notes to Consolidated Financial Statements
For period of six months ended November 30, 2001 (unaudited)

1. Basis of Presentation

These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. The same policies as described in the latest annual report have been used, with the exception of the change in accounting policy described in note 2. However, these consolidated financial statement do not include all disclosures required under generally accepted accounting principles and accordingly should be read in connection with the consolidated financial statements and the notes thereto included in the Corporation's latest Annual report.

2. Significant Accounting policies

In the first quarter, the Corporation has adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") concerning goodwill. The Corporation no longer amortizes its goodwill; but rather will test for impairment at the reporting unit level on an annual basis.

3. Share Capital

a. Authorized:

Unlimited number of Common voting shares
Unlimited number of First Preferred shares, issuable in series
Unlimited number of Second Preferred shares, issuable in series

b. Issued:

	Number of Shares	Amount
Balance , May 31, 2001	17,154,554	$3,666,163
Balance, Nov 30, 2001	17,122,313	$3,644,957

c. Earnings per share is calculated based on the weighted average number of Common shares outstanding during the year of 16,943,870 (2000 – 16,242,236). Diluted earnings per share have not been presented as they are not materially dilutive.

4. Bank Indebtedness

The Corporation has a credit facility to a maximum of $2,500,000 bearing interest at prime plus 0.75% due on demand with the Toronto Dominion Bank ("TD"). In support of the credit facility TD has a General Security Agreement in first position on

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account receivables and inventory against the Corporation, ICL, SMI and JDMSL, and a second charge on capital assets. TD also has been provided with unlimited guarantees from SMI, ICL, and JDMSL. Under the terms of the credit facility, the Corporation must meet certain financial covenants. As at November 30, 2001, the Corporation is in violation of the working capital covenant. Recourse action to be taken by TD, if any is not determinable at the date of issuance of these financial statements.

5. Revision of 2001 Quarterly Financial Statements

The 2001 fiscal year quarterly financial statements, as previously issued have been revised. At it's fiscal year ended May 31, 2001, the Corporation revised it's method of accounting for it's convertible debenture to properly reflect the terms of the debenture as a compound financial instrument and its acquisition of Jones Direct Marketing Services Ltd to include all costs associated with the acquisition. The comparative figures for the second quarter ended November 30, 2000 have been restated to reflect the following adjustments: The convertible debenture previously recognized as equity of $3,000,000 has been allocated to debt of $550,000 and equity of $2,450,000 to properly reflect the terms of the debenture. Interest expense has been increased by $28,688, accretion on the equity portion of the convertible debenture of $57,036 (net of tax) was realized and closing retained earnings were reduced to $864,916. The Jones acquisition price was increased to $3,591,711 to include costs associated with the purchase that had not been previously recorded. As a result, capital assets were increased to $5,769,656 and changes to non-cash working capital for the period was revised to $968,536.

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Schedule C

Management's Discussion and Analysis

The following discussion and analysis is management's assessment of Globel's historical financial and operating results and should be read in conjunction with the unaudited consolidated financial statements of the Company for it's second quarter ended November 30, 2001.

Major Transactions Affecting Financial Results

The aftermath of September 11th's tragedies and the resulting slow down of the Canadian economy has had a definite impact on the financial results of Globel Direct for it's second quarter ended November 30, 2001.

Revenue

Revenue in the second quarter ended November 30, 2001 decreased by 40% to $5.8 million compared to $9.6 million in 2000. Year to date revenue has decreased to $12.1 million compared with $17.2 million for the same period in 2000. The direct marketing industry has suffered a tremendous setback due to the September 11th tragedies, and although recovery has begun, it continues to improve at a much slower rate than originally anticipated. The Corporation's management believes that by Q4, historical results and revenue growth will be restored to more normal levels.

Expenses

Expenses in fiscal 2001's second quarter were $6.1 million compared to $8.7 million in 2000, a decrease of 30%. Production expenses decreased to $3.9 million in 2001 from $5.8 million in 2000 yielding a gross margin of 33% as compared to 39% in 2000. Administration, selling and marketing expenses have also decreased significantly in the second quarter to $2.2 million from $2.9 million in 2000.
Year to date expenses are $12.4 million compared to $15.6 million for 2000, a decrease of 21%. The decrease in expenses has not kept pace with the decrease in revenues on a percentage basis due to the significant fixed cost structure of the corporation. Discretionary expenses have been significantly reduced, including a 10% roll-back for all Salaried employees which was implemented in October, 2001.

Interest and Amortization

Interest expense for the 2nd quarter has increased to $0.2 million from $0.1 million due to the full utilization of the corporation's bank operating line of credit during the period. Amortization expense has decreased to $0.4 million for the quarter from $0.6 million for the prior year due to the new amortization rules, with the Corporation no longer amortizing it's goodwill on a monthly basis.

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Income Taxes

Income taxes reflect a recovery of $0.4 million for the second quarter compared with $0.1 million payable in the prior year due to a loss of earnings before tax for the current year.

Liquidity and Capital Resources

Globel Direct has historically utilized a combination of equity issues, debt and cash flow from operations to fund acquisitions. The most appropriate source of funding is determined after considering existing debt/equity ratios and financing terms and conditions available at the date of each transaction.

Working capital (defined as current assets minus current liabilities excluding current portion of long-term debt and capital leases) was in a negative position of $0.3 million at November 30, 2001, compared to $0.3 million at its recent year ended May 31, 2001, yielding a current ratio of 0.96 versus 1.03 from the fiscal year end. The decline of working capital was attributable to a difficult first quarter.

Globel Direct also has an operating line of credit with the TD Bank in the amount of $2.5 million which was increased subsequent to year end on a temporary basis until September 15, 2001 to $3.0 million. At November 30, 2001 the Corporation had utilized $2.5 million of this operating loan. At November 30, 2001 the Corporation was in violation of the working capital covenant for it's operating loan. Recourse action to be taken by the Toronto Dominion Bank, if any, is not determinable at the date of issuance of these financial statements. The Corporation is undertaking steps to rectify this deficiency and it's not anticipated that this will have an effect on future operations.

Risks and Uncertainties

The market for the Company's direct marketing and business communications solutions is highly competitive, characterized by ongoing technological development and rapid changes in customer requirements. The Company's future success will depend upon its ability to continue to enhance its current products and to develop and introduce, in a timely manner, new products that take advantage of technological advances and respond to new customer requirements. It may be necessary for the Company to raise additional funds to support growth in these areas.

Outlook

The Corporation expects this fiscal year to improve to acceptable levels in the balance of the year. We have taken all steps possible to maintain our strong position in the Canadian marketplace, and expect revenues to return to more normal levels by year end. Strategic acquisitions, combined with the creation of new product and service offerings will provide a strong base for expansion as Globel seeks to attain critical mass.

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GLOBEL
D I R E C T

For Immediate Release
February 8, 2002

Globel Direct, *inc.*
Stock Symbol: GBD:CDNX
Canadian Venture Exchange

Company Contact
J.R. Richardson
President
Direct: 403.531.6579
Fax: 403.531.6560
Toll-Free: 1.800.551.5721
jr.richardson@globel.com

Globel Direct, inc. Reports Second Quarter Results; announces $1 million funding initiative

Calgary, AB - February 8, 2002– Globel Direct, *inc.* (GBD:CDNX): Globel Direct, inc ("Globel or the Company"), Canada's national provider of data driven communications solutions today reported results for its second quarter of fiscal 2002 which ended November 30, 2001. Revenue for the second quarter was $5.8 million, compared with $9.6 million for the same period last year. There was a net loss of $0.5 million or $0.03 per share for the second quarter, compared with earnings of $0.1 million or $0.00 per share for the same period last year. For the first six months of fiscal 2002, there was a net loss of $0.6 million, compared with net income of $0.3 million for the same period last year. EBITDA for the second quarter was a loss of $0.3 million compared with a positive EBITDA of $0.8 million for the prior years quarter. Year-to-date EBITDA was a loss of $0.3 million compared to $1.6 million for the same period last year.

"Without question, this has been the most difficult and challenging time in our company's history. The period and YTD loss are influenced, directly and indirectly, by the lingering effects of recent world events and the ongoing and challenging macroeconomic environment we find ourselves in. Suffice to say the second quarter itself was incredibly difficult." JR Richardson, Globel's President and chief executive officer said. "Demand for our services was down significantly in the quarter, contributing to the first back to back quarterly losses in our history. We have attributed this reduction in demand, and resultant loss, to three main factors. The loss of a significant amount of work from a now non-existent airline, which was responsible for $1 million of hard-to- replace work in the same period one year earlier, declining margins in a number of areas under competitive pricing pressure, and the deferral of a number of planned projects due to sensitivity to world events, a large number of which we expect will be completed in future quarters. With revenues down 30%, it is not hard to see how a company like ours, positioned for continued growth, could be caught off-guard by the rapid interruption we experienced in this plan. Our fixed costs are not that easy to turn off, but we have made significant movement in matching costs with revenues going forward, with a special emphasis on reducing our print cost environment. Workloads are improving, and we feel we are in much better shape than we might have been otherwise thanks to our strong belief that we have the best people, a good product and strong partners." continued Mr. Richardson.

Our business development activities are active with management making every effort to secure new contracts and client discussions continuing in a number of areas. During the first six months of this fiscal year, we have found and responded to a significant number of new business opportunities. We are focusing on core competencies, having issued 82 proposals to current clients (where we are competing for new business), prospects, direct inquiries, and MERX requests. These proposals are appropriately weighted across our service offerings (Direct Marketing, Contact Centre, Critical Document processing, New Media, eSeminars, Fulfillment and combination programs) and locations. In Management's experience, the post September 2001 decision making process of current and potential clients has been notably much slower on

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major projects. As previously announced, Globel has been awarded the Government of Alberta contract valued at an estimated $11 million in revenue over the term. We are currently ramping up for production, and with the contract due to be finalized shortly, we will begin to realize revenues in February 2002.

The Company also advises that it is in negotiations with its senior lenders, TD Canada Trust and RoyNat, to come to a mutually satisfactory solution to its working capital deficiency and resultant breach of covenants under the respective credit facilities. Management is taking steps to firm up the Company's finances, and announces that it is initiating a private placement of subordinated convertible debentures to raise up to a maximum of $1,000,000. An initial private placement totalling $250,000 has been arranged with the Company's directors and related parties as subscribers, as contemplated by an intended Standstill agreement to be completed between the Company and its senior lenders. These debentures carry an interest rate of 8% payable semi-annually in cash or shares (issued at market prices) over a 3 year term, and are convertible at the debenture holders option, into common shares, at $0.30 after year 1, $0.40 after year 2 and $0.50 after year 3. The Company can force conversion if the Company's shares trade at $0.50 in year 1, $0.60 in year 2 and $0.70 in year 3 for 20 consecutive days. The debentures are fully repayable 90 days after the end of year 3 if not previously converted. The Company is also working with its long-standing financial partner to determine if new funding in the form of an equipment backed working capital bridge loan is warranted.

"We continue to explore ways to improve shareholder value and move the Company forward, even during these challenging times." concludes Mr. Richardson. "One way is to seek out a merger or acquisition to accelerate the Company's growth prospects, and we have reviewed a number of candidates to date. At the same time, we are making every effort to secure new contracts, further reduce operating expenses and improve our capital resources. Our intent is to move forward aggressively in calendar year 2002 with sales and marketing strategies to attract new customers, ISO driven retainment strategies to retain customers, operating strategies that focus on costs, and fiscal strategies that emphasize a sound financial footing. "

About Globel Direct: Globel Direct inc. is Canada's leading provider of business communications solutions that help organizations inform, educate, service and attract customers more effectively and efficiently. The Company's solutions integrate its expertise in out-sourced marketing, billing, customer support and fulfillment with specialized equipment, proven technologies, emerging e-solutions and a national delivery infrastructure that enables its clients to target the right audience, in the right format, at the right time and at the right price.

With recent strategic acquisitions and internal growth resulting in annual fiscal 2001 revenues of $33 million and facilities in Canada's key markets, the Company is continuing its aggressive acquisition and business development efforts within the fast-growing business services market. Gobel Direct's shares trade on the Canadian Venture Exchange (Tier 1 issuer) under the symbol "GBD". The Company has a total of 17,122,313 shares outstanding fully diluted. For more information about Globel Direct, inc. visit www.globel.com.

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GLOBEL
DIRECT

For Immediate Release
February 15, 2002

Globel Direct, *inc.*
Stock Symbol: GBD:CDNX
Canadian Venture Exchange

Company Contact
J.R. Richardson
President
Direct: 403-531-6579
Fax: 403-531-6560
Toll-Free: 1-800-551-5721
e-mail: jr@globel.com

Globel Direct, inc. updates activities; funding initiatives

Calgary, AB - February 15, 2002– Globel Direct, *inc.* (GBD:CDNX): Globel Direct, inc ("Globel"), Canada's national provider of data driven communications solutions today provided this updated report on its activities and initiatives.

"We are pleased to announce that we have entered into an agreement with our senior lender TD Bank dated February 14, 2002 and have arranged for $750,000 of fresh funding to be brought into the Company that will support our near-term business objectives," JR Richardson, Globel's President and chief executive officer said. "The capital, raised through a combination of new debt and debentures will satisfy the current cash requirements of the Company and we expect to raise up to another $750,000 through the further sale of debentures during March. This new capital refreshes our balance sheet and allows us to seek out a new banking arrangement prior to May 1, 2002 pursuant to the above mentioned agreement, and also move ahead to capitalize on the many initiatives the Company has underway," continued Mr. Richardson.

"After experiencing a very challenging six months, we are seeing business return to more normal levels and management remains cautiously positive about the outlook for calendar 2002. We have secured new contracts in our upgraded contact centre in Edmonton and continue to secure new contracts in our Calgary, Toronto and Vancouver centers as well. We have recently launched two major electronic marketing programs that integrate with the contact centre, so we are realizing on our efforts in our e-Works division", says Sandi Gilbert, Globel's Senior VP Strategy.

About Globel Direct: Globel Direct inc. is Canada's leading provider of business communications solutions that help organizations inform, educate, service and attract customers more effectively and efficiently. The Company's solutions integrate its expertise in out-sourced marketing, billing, customer support and fulfillment with specialized equipment, proven technologies, emerging e-solutions and a national delivery infrastructure that enables its clients to target the right audience, in the right format, at the right time and at the right price.

With recent strategic acquisitions and internal growth resulting in annual fiscal 2201 revenues of $33 million and facilities in Canada's key markets, the Company is continuing its aggressive acquisition and business development efforts within the fast-growing business services market. Globel Direct's shares trade on the Canadian Venture Exchange (Tier 1 issuer) under the symbol "GBD". The Company has a total of 17,122,313 shares outstanding fully diluted. For more information about Globel Direct, inc. visit www.globel.com.